Beau Yanoshik

+1.202.373.6133

Beau.yanoshik@morganlewis.com

VIA EDGAR

August 28, 2017

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SPDR® Series Trust: Post-Effective Amendment No. 200 to the Registration Statement Filed on
Form N-1A Under the Securities Act of 1933 (File Nos. 333-57793 and 811-08839)

Ladies and Gentlemen:

On behalf of our client, SPDR® Series Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 200 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 200”). The purpose of PEA No. 200 is to reflect (i) revised principal investment strategies for the Trust’s SPDR SSGA US Large Cap Low Volatility Index ETF (formerly, SPDR Russell 1000 Low Volatility ETF), SPDR SSGA US Small Cap Low Volatility Index ETF (formerly, SPDR Russell 2000 Low Volatility ETF), SPDR Morgan Stanley Technology ETF, SPDR Bloomberg Barclays Convertible Securities ETF and SPDR Bloomberg Barclays High Yield Bond ETF, and (ii) a change in how frequently the SPDR Bloomberg Barclays 1-3 Month T-Bill ETF calculates its net asset value.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

DB3/ 201575167.2